

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2021

Mark Joslin
Chief Financial Officer
Pool Corporation
109 Northpark Boulevard
Covington, Louisiana 70433

      Re: Pool Corporation
          Form 10-K for Fiscal Year Ended December 31, 2020
          Filed February 25, 2021
          Form 8-K Furnished April 22, 2021
          File No. 000-26640

Dear Mr. Joslin:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services